Exhibit 99.3

Oncolytics Biotech® Has Applied to List its Common Shares on Nasdaq

and Announces Share Consolidation

CALGARY, AB and SAN DIEGO, CA, May 22, 2018 -- Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), currently developing REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus turning cold tumors hot, today announced that it has applied to list its common shares on the Nasdaq Capital Market (“Nasdaq”). In connection with the planned U.S. listing, and as previously authorized by its shareholders, the Corporation is implementing a consolidation of its outstanding common shares.

"Over the past 18 months we have advanced the development of pelareorep,” said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. “Pelareorep, in combination with paclitaxel, demonstrated an almost doubling of median overall survival in our target patient population in a phase two metastatic breast cancer study, we received Fast Track Designation and reached agreement on a special protocol assessment with the FDA to run a phase three registration study in metastatic breast cancer. From a business development perspective, we announced two immuno-oncology combination studies with Merck and Celgene, along with a regional partnering transaction with Adlai Nortye. With these milestones achieved we believe we are now ready to list our common shares on Nasdaq, one of our stated strategic objectives.”

The Corporation's board of directors has determined that the consolidation will be done on the basis of one new common share for every 9.5 currently outstanding common shares. The consolidation will be effective on May 22, 2018 and the common shares are expected to begin trading on a post-consolidation basis on both the TSX and OTCQX as of market open on May 25, 2018. There are currently 142,396,222 common shares issued and outstanding, and it is expected that there will be 14,989,076 common shares issued and outstanding following the consolidation, subject to rounding for any fractional shares. No fractional shares will be issued as a result of the share consolidation. Fractional interests will be rounded down to the nearest whole number of common shares.

Registered shareholders holding share certificates will be mailed a letter of transmittal advising of the share consolidation and instructing them to surrender their share certificates representing pre-consolidation common shares for replacement certificates or direct registration advice representing their post-consolidation common shares. Until surrendered for exchange, following the effective date of the consolidation, each share certificate formerly representing pre-consolidation common shares will be deemed to represent the number of whole post-consolidation common shares to which the holder is entitled as a result of the consolidation.

Holders of common shares of the Corporation who hold uncertificated common shares (that is common shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Corporation's transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit. Such holders do not need to take any additional actions to exchange their pre-consolidation common shares for post-consolidation common shares.

Beneficial shareholders holding their common shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that have been put in place by the Corporation for registered shareholders. If you hold your common shares with such a bank, broker or other nominee, and if you have questions in this regard, you are encouraged to contact your nominee.

The listing of the Corporation's common shares on the Nasdaq Capital Market remains subject to the approval of that exchange and the satisfaction of applicable listing requirements

About Oncolytics Biotech Inc.

Oncolytics is a biotechnology company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; a potential listing of the common shares on Nasdaq, the consolidation of the common shares, the timing of trading of the common shares on a post-consolidation basis on the TSX and OTCQX and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com